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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:				Date examination completed:

811-22903				October 4, 2023
2. State identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):
3. Exact name of investment company as specified in registration statement: J.P. Morgan Exchange-Traded Fund Trust

4. Address of principal executive office (number, street, city, state, zip code): 277 Park Avenue, New York, NY 10172

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.

2.

Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3.

Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information

An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. § 3507. Responses to this collection of information will not be kept confidential.

2

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the funds listed in Appendix A (each a separate series of J.P. Morgan Exchange-Traded Fund Trust) (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 4, 2023, and from the Funds’ last examination date (as detailed in Appendix A) through October 4, 2023.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 4, 2023, and from the Funds’our last examination date (as detailed in Appendix A) through October 4, 2023, with respect to securities reflected in the investment accounts of the Funds.

J.P. Morgan Exchange-Traded Fund Trust

By:	/s/ Mr. Frederick Cavaliere
Mr. Frederick Cavaliere Assistant Treasurer

March 6, 2024
Date

Appendix A

J.P. Morgan Exchange-Traded Fund Trust

Fund Name	Date of Last Examination
JPMorgan Diversified Return International Equity ETF	8/29/2023
JPMorgan Diversified Return Emerging Markets Equity ETF	8/29/2023
JPMorgan Diversified Return U.S. Equity ETF	8/29/2023
JPMorgan Diversified Return U.S. Mid Cap Equity ETF	8/29/2023
JPMorgan BetaBuilders USD High Yield Corporate Bond ETF	8/29/2023
JPMorgan Diversified Return U.S. Small Cap Equity ETF	8/29/2023
JPMorgan Ultra-Short Income ETF	8/29/2023
JPMorgan International Bond Opportunities ETF	8/29/2023
JPMorgan U.S. Momentum Factor ETF	8/29/2023
JPMorgan U.S. Quality Factor ETF	8/29/2023
JPMorgan U.S. Value Factor ETF	8/29/2023
JPMorgan USD Emerging Markets Sovereign Bond ETF	8/29/2023
JPMorgan BetaBuilders Europe ETF	8/29/2023
JPMorgan BetaBuilders Japan ETF	8/29/2023
JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF	8/29/2023
JPMorgan BetaBuilders Canada ETF	8/29/2023
JPMorgan BetaBuilders MSCI US REIT ETF	8/29/2023
JPMorgan Municipal ETF	8/29/2023
JPMorgan Ultra-Short Municipal Income ETF	8/29/2023
JPMorgan Core Plus Bond ETF	8/29/2023
JPMorgan BetaBuilders U.S. Aggregate Bond ETF	8/29/2023
JPMorgan BetBuilders USD Investment Grade Corporate Bond ETF	8/29/2023
JPMorgan BetaBuilders U.S. Equity ETF	8/29/2023
JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF	8/29/2023
JPMorgan BetaBuilders International Equity ETF	8/29/2023
JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	8/29/2023
JPMorgan International Growth ETF	8/29/2023
JPMorgan Equity Premium Income ETF	8/29/2023
JPMorgan Carbon Transition U.S. Equity ETF	8/29/2023
JPMorgan BetaBuilders U.S. Small Cap Equity ETF	8/29/2023
JPMorgan Short Duration Core Plus ETF	8/29/2023
JPMorgan ActiveBuilders Emerging Markets Equity ETF	8/29/2023
JPMorgan ActiveBuilders International Equity ETF	8/29/2023
JPMorgan ActiveBuilders U.S. Large Cap Equity ETF	8/29/2023
JPMorgan Income ETF	8/29/2023
JPMorgan Active Value ETF	8/29/2023
JPMorgan Climate Change Solutions ETF	8/29/2023
JPMorgan Inflation Managed Bond ETF	8/29/2023
JPMorgan Market Expansion Enhanced Equity ETF	8/29/2023
JPMorgan Realty Income ETF	8/29/2023
JPMorgan International Research Enhanced Equity ETF	8/29/2023
JPMorgan Nasdaq Equity Premium Income ETF	8/29/2023
JPMorgan Sustainable Infrastructure ETF	8/29/2023
JPMorgan Social Advancement ETF	8/29/2023
JPMorgan Sustainable Consumption ETF	8/29/2023
JPMorgan Active Growth ETF	8/29/2023
JPMorgan Active China ETF	8/29/2023

JPMorgan BetaBuilders Emerging Markets Equity ETF	8/29/2023
JPMorgan Active Small Cap Value ETF	8/29/2023
JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF	8/29/2023
JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF	8/29/2023
JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF	8/29/2023
JPMorgan BetaBuilders U.S. TIPS 0-5 Year ETF	8/29/2023
JPMorgan High Yield Municipal ETF	8/29/2023
JPMorgan Equity Focus ETF	8/29/2023
JPMorgan Limited Duration Bond ETF	8/29/2023
JPMorgan Sustainable Municipal Income ETF	8/29/2023
JPMorgan Global Select Equity ETF	N/A (Date of Inception: September 13, 2023)
JPMorgan International Value ETF	N/A (Date of Inception: September 13, 2023)
JPMorgan Hedged Equity Laddered Overlay ETF	N/A (Date of Inception: September 28, 2023)

Report of Independent Accountants

To the Board of Trustees of J.P. Morgan Exchange-Traded Fund Trust

We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that each fund listed in Appendix A (each a separate series of J.P. Morgan Exchange-Traded Fund Trust) (the “Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of October 4, 2023. The Funds’ management is responsible for its assertion and the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Funds’ compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Funds’ compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 4, 2023, and with respect to agreement of security purchases and sales, for the period from our last examination date (as detailed in Appendix A), through October 4, 2023:

•	Reconciliation of all securities shown on the books and records of the Funds to the statements from J.P. Morgan Chase Bank, N.A. (the “Custodian”);

•

Count and inspection of all securities located in the vault of the Custodian at 780 Delta Dr., Monroe LA, 71203 without prior notice to management or where inspection could not be performed, application of alternative procedures;

•

Confirmation of all securities of the Funds held at the Depository Trust Company, the Federal Reserve Bank of New York, and the Euronext Securities Copenhagen (the “depositories”) in book entry form and review of the reconciliation procedures performed by the Custodian at an omnibus level between the depositories and the books and records of the Custodian;

•

Confirmation of security positions held by the Custodian at foreign sub-custodians and review of the reconciliation procedures performed by the Custodian at an omnibus level between the foreign sub-custodians and the books and records of the Custodian;

•	Confirmation of all repurchase agreements with brokers/banks, or where replies were not received, the application of alternative procedures; and

•

Agreement of 3 security purchases and 3 security sales or maturities since our last report from the books and records of the Funds to broker confirmations or, where broker replies were not received, the application of alternative procedures.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds’ compliance with the specified requirements.

We are required to be independent and to meet our other ethical responsibilities in accordance with relevant ethical requirements related to this engagement.

In our opinion, management’s assertion that the Funds complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 29, 2023 with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of

J.P. Morgan Exchange-Traded Fund Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 6, 2024

Appendix A

J.P. Morgan Exchange-Traded Fund Trust

Fund Name	Date of Last Examination
JPMorgan Diversified Return International Equity ETF	8/29/2023
JPMorgan Diversified Return Emerging Markets Equity ETF	8/29/2023
JPMorgan Diversified Return U.S. Equity ETF	8/29/2023
JPMorgan Diversified Return U.S. Mid Cap Equity ETF	8/29/2023
JPMorgan BetaBuilders USD High Yield Corporate Bond ETF	8/29/2023
JPMorgan Diversified Return U.S. Small Cap Equity ETF	8/29/2023
JPMorgan Ultra-Short Income ETF	8/29/2023
JPMorgan International Bond Opportunities ETF	8/29/2023
JPMorgan U.S. Momentum Factor ETF	8/29/2023
JPMorgan U.S. Quality Factor ETF	8/29/2023
JPMorgan U.S. Value Factor ETF	8/29/2023
JPMorgan USD Emerging Markets Sovereign Bond ETF	8/29/2023
JPMorgan BetaBuilders Europe ETF	8/29/2023
JPMorgan BetaBuilders Japan ETF	8/29/2023
JPMorgan BetaBuilders Developed Asia Pacific ex-Japan ETF	8/29/2023
JPMorgan BetaBuilders Canada ETF	8/29/2023
JPMorgan BetaBuilders MSCI US REIT ETF	8/29/2023
JPMorgan Municipal ETF	8/29/2023
JPMorgan Ultra-Short Municipal Income ETF	8/29/2023
JPMorgan Core Plus Bond ETF	8/29/2023
JPMorgan BetaBuilders U.S. Aggregate Bond ETF	8/29/2023
JPMorgan BetBuilders USD Investment Grade Corporate Bond ETF	8/29/2023
JPMorgan BetaBuilders U.S. Equity ETF	8/29/2023
JPMorgan BetaBuilders 1-5 Year U.S. Aggregate Bond ETF	8/29/2023
JPMorgan BetaBuilders International Equity ETF	8/29/2023
JPMorgan BetaBuilders U.S. Mid Cap Equity ETF	8/29/2023
JPMorgan International Growth ETF	8/29/2023
JPMorgan Equity Premium Income ETF	8/29/2023
JPMorgan Carbon Transition U.S. Equity ETF	8/29/2023
JPMorgan BetaBuilders U.S. Small Cap Equity ETF	8/29/2023
JPMorgan Short Duration Core Plus ETF	8/29/2023
JPMorgan ActiveBuilders Emerging Markets Equity ETF	8/29/2023
JPMorgan ActiveBuilders International Equity ETF	8/29/2023
JPMorgan ActiveBuilders U.S. Large Cap Equity ETF	8/29/2023
JPMorgan Income ETF	8/29/2023
JPMorgan Active Value ETF	8/29/2023
JPMorgan Climate Change Solutions ETF	8/29/2023
JPMorgan Inflation Managed Bond ETF	8/29/2023
JPMorgan Market Expansion Enhanced Equity ETF	8/29/2023
JPMorgan Realty Income ETF	8/29/2023
JPMorgan International Research Enhanced Equity ETF	8/29/2023
JPMorgan Nasdaq Equity Premium Income ETF	8/29/2023
JPMorgan Sustainable Infrastructure ETF	8/29/2023
JPMorgan Social Advancement ETF	8/29/2023
JPMorgan Sustainable Consumption ETF	8/29/2023
JPMorgan Active Growth ETF	8/29/2023
JPMorgan Active China ETF	8/29/2023
JPMorgan BetaBuilders Emerging Markets Equity ETF	8/29/2023

JPMorgan Active Small Cap Value ETF	8/29/2023
JPMorgan BetaBuilders U.S. Treasury Bond 20+ Year ETF	8/29/2023
JPMorgan BetaBuilders U.S. Treasury Bond 3-10 Year ETF	8/29/2023
JPMorgan BetaBuilders U.S. Treasury Bond 1-3 Year ETF	8/29/2023
JPMorgan BetaBuilders U.S. TIPS 0-5 Year ETF	8/29/2023
JPMorgan High Yield Municipal ETF	8/29/2023
JPMorgan Equity Focus ETF	8/29/2023
JPMorgan Limited Duration Bond ETF	8/29/2023
JPMorgan Sustainable Municipal Income ETF	8/29/2023
JPMorgan Global Select Equity ETF	N/A (Date of Inception: September 13, 2023)
JPMorgan International Value ETF	N/A (Date of Inception: September 13, 2023)
JPMorgan Hedged Equity Laddered Overlay ETF	N/A (Date of Inception: September 28, 2023)